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                      [COMMUNITY FINANCIAL/BANK LETTERHEAD]

October 3, 2005

VIA EDGAR

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      Community Financial Holding Company, Inc.
         Schedule 13E-3, filed on June 17, 2005
         File No. 5-79621
         Schedule 14A, Preliminary Proxy Statement, filed on June 17, 2005 File No. 0-50255

Dear Mr. Werbitt:

         On behalf of Community Financial Holding Company, Inc. ("Community Financial"), I am transmitting with this letter, for filing, Amendment No. 2 to
Schedule 14A, Preliminary Proxy Statement (the "Preliminary Proxy"), which amends Community Financial's filing on Schedule 14A filed with the Commission on June 17, 2005 (as amended, the "Amended Proxy"). We have not further amended Community Financial's filing on Schedule 13E-3 (the "Schedule 13E-3") filed with the Securities and Exchange Commission (the "Commission") on June 17, 2005. As a courtesy to the Staff, I am providing three paper copies of the Amendment under separate cover, two of which have been marked to show the changes effected in the Amended Proxy by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated September 26, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Preliminary Proxy as revised and included in the Amendment No. 2 to the Preliminary Proxy. Other changes have also been made as indicated in the marked materials.
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Securities and Exchange Commission
October 3, 2005
Page 2

We respond to the specific comments of the Staff as follows:

SCHEDULE 13E-3

GENERAL

         1. WE REFER YOU TO PRIOR COMMENT 2 AND NOTE THAT YOU ARE PURPORTING TO CREATE TWO CLASSES OF SECURITIES OUT OF WHAT IS CURRENTLY A SINGLE CLASS OF COMMON SHARES, FOR THE PURPOSE OF TAKING THE COMPANY PRIVATE BY CAUSING EACH "NEW" CLASS TO BE HELD BY LESS THAN 300 SHAREHOLDERS OF RECORD. ACCORDINGLY, PLEASE PROVIDE A FORMAL OPINION OF COUNSEL THAT CLASS A AND CLASS B COMMON STOCK ARE SEPARATE CLASSES OF SECURITIES UNDER GEORGIA LAW. YOUR RESPONSE SHOULD ALSO PROVIDE COUNSEL'S LEGAL ANALYSIS AS TO WHY IT IS OPINING THAT CLASS A AND CLASS B COMMON STOCK ARE IN FACT SEPARATE CLASSES UNDER STATE LAW. IN THIS REGARD, THE ANALYSIS SHOULD INCLUDE A DETAILED DISCUSSION AND COMPARISON OF EACH FEATURE OF CLASS A AND CLASS B COMMON STOCK AND WHY THE RIGHTS OF EACH CLASS SUPPORT THE OPINION OF COUNSEL. FOR EXAMPLE, THE ANALYSIS SHOULD ADDRESS COUNSEL'S OPINION, IN LIGHT OF THE FACT THAT CLASS A COMMON STOCK IS CONVERTIBLE INTO CLASS B COMMON STOCK UPON A CHANGE OF CONTROL.

         Response:

         Morris, Manning & Martin, LLP, counsel to Community Financial, has provided a formal opinion attached to this letter as Exhibit A.

SCHEDULE 14A

GENERAL

         2. WE NOTE YOUR RESPONSE TO COMMENT 21 IN OUR PRIOR LETTER. PLEASE DISCUSS IN THE PROXY STATEMENT ANY RAMIFICATIONS (IF ANY) ASSOCIATED WITH THE FACT THAT DISSENTERS' RIGHTS ARE NOT TECHNICALLY PROVIDED AS OF RIGHT FOR TRANSACTION. THAT IS, WE NOTE THAT YOU HAVE ELECTED THROUGH BOARD RESOLUTIONS TO EXTEND DISSENTERS' RIGHTS TO HOLDERS WHO WILL RECEIVE CLASS A COMMON SHARES IN THE RECLASSIFICATION. DISCUSS WHETHER THESE RIGHTS ARE THE SAME AS THE DISSENTERS RIGHTS PROVIDED AS OF RIGHT UNDER GEORGIA LAW FOR OTHER TYPES OF TRANSACTIONS. FOR EXAMPLE, IS THE PROCESS BY WHICH THESE RIGHTS MAY BE EXERCISED, INCLUDING ANY POSSIBLE APPEALS TO A COURT, EXACTLY THE SAME FOR THOSE DISSENTING FROM THE RECLASSIFICATION? WE MAY HAVE FURTHER COMMENTS.

         Response:

         There are no ramifications associated with the fact that dissenters' rights are not technically provided as of right for the transaction. Because a resolution of the board of directors provided specifically for the entitlement of dissenters' rights, the application of the Georgia dissenters' rights statute is identical to a transaction that triggers dissenters' rights.
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Securities and Exchange Commission
October 3, 2005
Page 3

         3. WE REFER YOU TO PRIOR COMMENT 8. REVISE YOUR LETTER TO SECURITY HOLDERS TO CLEARLY DISCLOSE THAT THE RECIPIENTS OF CLASS A COMMON STOCK WILL LOSE VOTING RIGHTS ON ANY MATTER OTHER THAN A CHANGE OF CONTROL TRANSACTION.

         Response:

         The letter to security holders has been revised to clearly disclose that the recipients of Class A common stock will lose voting rights on any matter other than a change in control transaction.

SUMMARY TERM SHEET, PAGE 1

OVERVIEW OF THE RECLASSIFICATION TRANSACTION, PAGE 1

         4. YOU DISCLOSE THAT IN APPROVING THIS TRANSACTION, THE BOARD BELIEVED THAT IT WAS EXTREMELY IMPORTANT AND IN THE BEST INTERESTS OF THE SHAREHOLDERS THAT HOLDERS OF LESS THAN 1,000 SHARES OF YOUR COMMON STOCK WOULD NOT BE "CASHED OUT," BUT WOULD RETAIN AN EQUITY INTEREST IN COMMUNITY FINANCIAL. PLEASE DISCLOSE THE BASIS FOR THE BOARD'S BELIEF THAT THIS TYPE OF TRANSACTION IS IN THE "BEST INTEREST" OF ITS SECURITY HOLDERS AND THAT THE EQUITY INTEREST OF THESE SECURITY HOLDERS SHOULD BE PRESERVED. MORE SPECIFICALLY, EXPLAIN WHY THE BOARD DETERMINED THAT IT WAS IN THE "BEST INTEREST" OF A HOLDER OF LESS THAN 1,000 SHARES OF YOUR COMMON STOCK TO RECEIVE UNREGISTERED, ILLIQUID COMMON STOCK WITH LIMITED VOTING RIGHTS RATHER THAN RECEIVE CASH. EXPLAIN WHY YOU BELIEVE THE POTENTIAL OF PARTICIPATING IN FUTURE SALES OF COMMUNITY FINANCIAL OUTWEIGHS THE RECEIPT OF AN IMMEDIATE CASH PAYMENT.

         Response:

         The Proxy Statement has been revised to provide additional discussion regarding the best interests of the shareholders.

INTERESTS OF CERTAIN PERSONS IN THE RECLASSIFICATION TRANSACTION, PAGE 6

         5. WE NOTE YOUR RESPONSE TO COMMENT 18 IN OUR PRIOR LETTER. HOWEVER, WE ARE UNABLE TO LOCATE THE RESPONSIVE DISCLOSURE IN THIS SECTION OR THE CORRESPONDING SECTION ON PAGE 30. PLEASE REVISE OR ADVISE.

         Response:

         The Proxy Statement has been revised to include such disclosure.

DISSENTERS' RIGHTS, PAGE 8

6. AS A GENERAL MATTER, WE CONTINUE TO BELIEVE THE DISSENTERS' RIGHTS MUST BE VERY PROMINENTLY DISCLOSED UNDER THE CIRCUMSTANCES OF THIS TRANSACTION, WHERE THEY ARE EFFECTIVELY THE ONLY MEANS OF RECEIVING CASH. SEE COMMENT 9 IN OUR PRIOR COMMENT LETTER. GIVEN THAT THE EXERCISE OF DISSENTERS' RIGHTS IS THE ONLY POSSIBLE WAY SHAREHOLDERS CAN RECEIVE
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Securities and Exchange Commission
October 3, 2005
Page 4

CASH IN THE RECLASSIFICATION, THIS SUBJECT SHOULD BE THE FIRST ADDRESSED IN THE SUMMARY TERM SHEET SECTION. IN ADDITION TO ALL MATERIALS ASPECTS OF THE DISSENTERS' RIGHTS PROCESS DESCRIBED IN THE SECTION BEGINNING ON PAGE 36, THE SUMMARY DISCUSSION AND THE CORRESPONDING SECTION LATER IN THE PROXY MATERIALS SHOULD HIGHLIGHT THE FOLLOWING MATTERS RELATED TO THE EXERCISE OF DISSENTERS'
RIGHTS:

         - WHAT SHAREHOLDERS MUST DO AND WHEN THEY MUST DO IT IN ORDER TO PERFECT DISSENTERS' RIGHTS IN THE RECLASSIFICATION (PROVIDE A TIME
            LINE). TO THE EXTENT THAT SHAREHOLDERS MUST ACT QUICKLY IN ORDER TO PROVIDE THE WRITTEN NOTICE OF AN INTENT TO EXERCISE DISSENTERS' RIGHTS BEFORE THE VOTE AT THE SPECIAL MEETING, PROMINENTLY DISCLOSE AN APPROXIMATE DEADLINE FOR MAILING SUCH NOTICE IN A TIMELY MANNER. PROVIDE THE SAME INFORMATION FOR OTHER RELEVANT DEADLINES ASSOCIATED WITH THE DISSENTERS' RIGHTS PROCESS;

         - SEE COMMENTS 9 AND 40 IN OUR PRIOR LETTER. YOUR RESPONSE INDICATES THAT COMMUNITY FINANCIAL HAS NOT YET DETERMINED THE FAIR MARKET VALUE OF THE SHARES OR HOW IT WILL DETERMINE SUCH VALUE PURSUANT TO DISSENTERS' RIGHTS. HOWEVER, IN VIEW OF THE FACT THAT THIS TRANSACTION DOES NOT OTHERWISE PROVIDE A WAY FOR SECURITY HOLDERS TO RECEIVE CASH, THIS INFORMATION IS NECESSARY FOR SECURITY HOLDERS TO MAKE AN INFORMED VOTING DECISION AND EVALUATE WHETHER TO EXERCISE DISSENTERS' RIGHTS. ALTHOUGH WE UNDERSTAND THAT SECTION 14-2-1301 OF THE GEORGIA CORPORATION CODE DOES NOT REQUIRE THAT "FAIR VALUE" BE DETERMINED UNTIL "IMMEDIATELY BEFORE THE EFFECTUATION OF THE CORPORATE ACTION," SECURITY HOLDERS SHOULD UNDERSTAND HOW COMMUNITY FINANCIAL PLANS TO CALCULATE "FAIR VALUE." THE DESCRIPTION SHOULD BE DETAILED ENOUGH THAT SECURITY HOLDERS CAN EVALUATE WHETHER TO VOTE FOR THE TRANSACTION AND/OR EXERCISE DISSENTERS' RIGHTS. IF YOU CHOOSE TO PROVIDE A FORMULA RATHER THAN SET A PRICE CONSTITUTING FAIR VALUE, PROVIDE AN ILLUSTRATIVE EXAMPLE OF WHAT VALUE IT WOULD HAVE YIELDED AS OF A RECENT DATE;

         - WHAT IS THE INTEREST RATE THAT WILL BE PAID ON THE FAIR VALUE OF THE SHARES AND AS OF WHAT DATE WILL IT BE CALCULATED?

         - YOUR DISCLOSURE STATES THAT THE NOTICE TO BE PROVIDED TO THE COMPANY OF THE INTENT TO EXERCISE DISSENTERS' RIGHTS "MUST BE SIGNED IN THE SAME MANNER AS THE SHARES ARE REGISTERED ON THE BOOKS OF COMMUNITY FINANCIAL." GIVEN THE VERY LIMITED TIME SHAREHOLDERS HAVE TO EXECUTE THIS NOTICE AND GET IT BACK TO THE COMPANY BEFORE THE VOTE, INDICATE HOW SHAREHOLDERS CAN LEARN OF HOW THEIR NAMES APPEAR IN THE COMPANY'S SHARE REGISTRY.

         Response:

         The Proxy Statement has been revised to move the dissenters' rights section to the beginning of the summary term sheet section. In addition, the Proxy Statement has been revised to provide a timeline for the perfection of dissenters' rights and to prominently disclose certain
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Securities and Exchange Commission
October 3, 2005
Page 5

deadlines. The Proxy Statement has further been revised to provide a description of the "fair value" calculation and interest rate that will be paid on such "fair value" of the shares. Lastly, the Proxy Statement has been revised to include that shareholders may contact Community Financial directly to find out how their names appear on the books.

         7. WE REFER YOU TO PRIOR COMMENT 21. PLEASE REVISE YOUR "DISSENTERS' RIGHTS" SECTION TO INCLUDE YOUR SUPPLEMENTAL RESPONSE. YOUR DISCLOSURE SHOULD SPECIFICALLY DISCLOSE THAT THE BOARD DECIDED BY RESOLUTION TO EXTEND DISSENTERS' RIGHTS TO CLASS A SECURITY HOLDERS.

         Response:

         The Proxy Statement has been revised to include the supplemental response to prior comments 21 and to specifically disclose that the board decided by resolution to extend the Georgia dissenters' rights statute to holders that would receive Class A common stock in the reclassification transaction.

SPECIAL FACTORS, PAGE 11

BACKGROUND OF THE RECLASSIFICATION TRANSACTION, PAGE 12

         8. YOU DISCLOSE ON PAGE 13 THAT YOU HAVE APPROXIMATELY 546 RECORD HOLDERS. YOU ALSO DISCLOSE ON THE SAME PAGE THAT YOU HAVE 543 SHAREHOLDERS. PLEASE RECONCILE YOUR DISCLOSURE. FURTHER, YOU DISCLOSE THAT YOU BELIEVE THAT 10.11% OF YOUR SHAREHOLDERS HOLD FEWER THAN 1,000 SHARES. IN VIEW OF THIS INFORMATION, REVISE TO EXPLAIN HOW THIS TRANSACTION WILL RESULT IN COMMUNITY FINANCIAL HAVING LESS THAN 300 RECORD HOLDERS. IN THIS REGARD, YOUR DISCLOSURE SHOULD SPECIFICALLY DISCLOSE THE NUMBER OF CLASS A AND CLASS B SECURITY HOLDERS YOU WILL HAVE FOLLOWING THIS TRANSACTION.

         Response:

         The Proxy Statement has been revised to reconcile certain disclosure and disclose the number of potential holders of Class A common stock and Class B common stock following the transaction.

         9. REVISE TO MORE CLEARLY EXPLAIN WHY YOUR BOARD DID NOT TAKE ANY ACTION WITH REGARD TO THE OPEN MARKET REPURCHASE PLAN, FIXED PRICE TENDER OFFER AND DUTCH AUCTION TENDER OFFER THAT WERE CONSIDERED IN 2004.

         Response:

         The Proxy Statement has been revised to more clearly explain why the board of directors did not take any action in 2004.

         10. WE REFER YOU TO PAGE 14. WE NOTE THAT YOU DISCUSS THE STRUCTURE OF THIS TRANSACTION, INCLUDING YOUR CONCERN REGARDING THE TAX CONSEQUENCES OF THIS TRANSACTION.
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Securities and Exchange Commission
October 3, 2005
Page 6

PLEASE DISCLOSE WHETHER THE BOARD CONSIDERED THE POTENTIAL NEGATIVE CONSEQUENCES OF THIS TYPE OF TRANSACTION TO ITS SECURITY HOLDERS THAT WILL HAVE THEIR SECURITIES "RECLASSIFIED" INTO CLASS A COMMON STOCK. IN THIS REGARD, WHAT CONSIDERATION DID THE BOARD GIVE TO THE FACT THAT THESE SECURITY HOLDERS WILL RECEIVE NON-VOTING COMMON STOCK, WILL OWN LESS LIQUID SECURITIES, WILL HAVE SIGNIFICANTLY LESS DISCLOSURE REGARDING THE COMPANY AND WILL NO LONGER HAVE THE BENEFIT OF DISCLOSURE THAT IS SUBJECT TO THE SARBANES-OXLEY ACT. ALSO, EXPLAIN THE BASIS FOR THE BOARD'S BELIEF THAT ITS SECURITY HOLDERS WOULD RATHER RECEIVE "RECLASSIFIED" CLASS A COMMON STOCK RATHER THAN RECEIVE CASH IN THIS TRANSACTION.

         Response:

         The Proxy Statement has been revised to clarify such disclosure.

         11. WE REFER YOU TO THE DISCUSSION REGARDING THE BOARD'S DETERMINATION NOT TO FORM AN INDEPENDENT SPECIAL COMMITTEE TO EVALUATE THE PROPOSED TRANSACTION. MORE SPECIFICALLY, WE NOTE THAT THE BASIS FOR THE BOARD'S DECISION IS THAT BOARD MEMBERS WILL BE "TREATED THE SAME AS OTHER SHAREHOLDERS IN THE TRANSACTION." IN VIEW OF THE FACT THAT ALL BUT ONE BOARD MEMBER WILL HAVE THEIR SHARES "REDESIGNATED" AS CLASS B SHARES, WHILE SECURITY HOLDERS OWNING LESS THAN 1000 SHARES OF YOUR COMMON STOCK WILL HAVE THEIR SHARES "RECLASSIFIED" INTO CLASS A COMMON STOCK, EXPLAIN WHY THE BOARD BELIEVES THAT THEY WILL BE TREATED THE SAME AS "OTHER SHAREHOLDERS IN THE TRANSACTION."

         Response:

         The Proxy Statement has been revised to explain why the board of directors believes that they will be treated the same as other shareholders in the transaction.

COMMUNITY FINANCIAL'S POSITION AS TO THE  FAIRNESS OF THE TRANSACTION, PAGE 19

         12. WE REFER YOU TO PRIOR COMMENT 30. PLEASE REVISE TO DISCLOSE THE BASIS FOR YOUR BELIEF THAT SECURITY HOLDERS OWNING LESS THAN 1,000 SHARES OF COMMON STOCK WILL BE ABLE TO ACQUIRE ADDITIONAL SHARES BECAUSE YOUR SECURITY HOLDERS ARE AFFILIATED WITH OTHER SECURITY HOLDERS THROUGH FAMILY AND BUSINESS RELATIONSHIPS. HOW WILL THIS ENABLE A SMALL, UNAFFILIATED SECURITY HOLDER WITH NO RELATIONSHIP TO OTHER SECURITY HOLDERS TO PURCHASE ADDITIONAL SHARES OF COMMON STOCK?

         Response:

         The Proxy Statement has been revised to clarify how shareholders, including those unaffiliated with other shareholders, might be able to acquire additional shares of common stock.

         13. WE REFER YOU TO PRIOR COMMENT 34. IT REMAINS UNCLEAR WHY YOU CONSIDER THE DIFFERENCE IN VALUE BETWEEN THE CLASS A (WITHOUT VOTING RIGHTS) AND CLASS B SHARES (WITH VOTING RIGHTS) TO BE "MINIMAL, SINCE THE HOLDERS OF COMMON STOCK WHOSE SHARES WOULD BE CONVERTED INTO CLASS A COMMON STOCK IN THE TRANSACTION CURRENTLY OWN SHARES REPRESENTING APPROXIMATELY 10.11% OF THE OUTSTANDING SHARES OF COMMON STOCK AND VOTING RIGHTS."
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Securities and Exchange Commission
October 3, 2005
Page 7

ACCORDINGLY, CONTINUE TO CLARIFY WHY YOU BELIEVE THE DIFFERENCE BETWEEN VOTING AND NON-VOTING SHARES OF COMMON STOCK TO BE "MINIMAL" TO MINORITY COMMON STOCKHOLDERS. ARE YOU SUGGESTING THAT THE VOTING SECURITIES OF MINORITY SHAREHOLDERS HAVE AN EQUIVALENT VALUE OF NON-VOTING COMMON STOCK?

         Response:

         The Proxy Statement has been revised to continue to clarify why the differences between voting and non-voting shares of common stock are minimal in this situation.

TERMINATION OF SECURITIES EXCHANGE ACT REGISTRATION AND REPORTING REQUIREMENTS, PAGE 24

         14. WE REFER YOU TO PRIOR COMMENT 37. PLEASE CONTINUE TO EXPAND THE DISCUSSION OF THE EFFECTS OF THE TERMINATION OF REGISTRATION AND REPORTING UNDER THE EXCHANGE ACT. FOR EXAMPLE, REVISE TO DISCUSS THAT THE COMPANY WILL NO LONGER BE SUBJECT TO THE LIABILITY PROVISIONS OF THE EXCHANGE ACT AND THAT OFFICERS OF THE COMPANY WILL NO LONGER BE REQUIRED TO CERTIFY THE ACCURACY OF ITS FINANCIAL STATEMENTS.

         Response:

         The Proxy Statement has been revised to expand the discussion of the effects of the termination of registration and reporting under the Exchange Act.

FORM OF PROXY CARD

         15. WE NOTE THAT YOUR RESPONSE TO PRIOR COMMENT 51 THAT THE PROXY CARD WAS REVISED TO CLARIFY THAT EACH AMENDMENT IS CROSS-CONDITIONED ON THE APPROVAL OF THE OTHER AMENDMENTS. HOWEVER, IT DOES NOT APPEAR THAT THE PROXY STATEMENT HAS BEEN REVISED TO REFLECT THIS CHANGE. PLEASE REVISE OR ADVISE.

         Response:

         The Proxy Statement has been revised to clarify that each amendment is cross-conditioned on the approval of the other amendments.

If you have any questions regarding these matters, please do not hesitate to contact me at 770-476-7885.

Very truly yours,


/s/ Ann K. Marshall
Ann K. Marshall
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                                   EXHIBIT "A"

                           MORRIS MANNING & MARTIN LLP
                               3343 PEACHTREE ROAD
                          1600 ATLANTA FINANCIAL CENTER
                             ATLANTA, GEORGIA 30326
                                 (404) 233-7000
                               FAX (404) 365-9532

October 3, 2005

Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096

           Re: Class A and Class B Common Stock of Community Financial Holding Company, Inc. (the "Company")

Ladies and Gentlemen:

You have requested our opinion regarding whether the Class A common stock and Class B common stock of the Company, which will be created and authorized by a proposed amendment to the articles of incorporation of the Company (the "Amendment"), constitute two distinct classes under Georgia law.

Pursuant to Section 14-2-601 of Georgia Business Corporation Code (the "Code"), a Georgia corporation may authorize one or more class of shares that have different designations, preferences, limitations and relative rights. The Code further provides a non-exhaustive list of distinctive preferences, limitations and relative rights, which include limited or no voting rights, preferences with respect to the distribution of dividends or liquidation proceeds, cumulative dividends, and conversion or redemption features.

The Class A common stock established by the Amendment will have no voting rights except in the case of a change of control of the Company, but will have a preference on the payment of dividends and upon liquidation proceeds, and is convertible into Class B common stock upon the occurrence of a change in control of the Company. In contrast, the Class B common stock will have full voting rights on all matters coming before the shareholders, but will have no preference with respect to the payment of dividends or the receipt of liquidation proceeds and is not convertible into another security. Based upon the terms and provisions of the Amendment, and having regard to legal considerations we deem relevant, we are of the opinion that Class A Common Stock and Class B Common Stock are two distinct and separate classes of shares under Georgia law.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Larry W. Shackelford
Larry W. Shackelford